Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2016 and 2015

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2016, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three and nine months ended September 30, 2016, based on information available to management as of November 10, 2016.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2016	2015	Change	2016	2015	Change
Revenues	1,693	1,645	2.9%	4,898	5,016	(2.4%)
Purchased power	870	856	1.6%	2,569	2,664	(3.6%)
Revenues, net of purchased power	823	789	4.3%	2,329	2,352	(1.0%)
Operation, maintenance and administration costs	258	274	(5.8%)	760	834	(8.9%)
Depreciation and amortization	189	189	–	568	566	0.4%
Financing charges	98	95	3.2%	291	282	3.2%
Income tax expense	43	36	19.4%	107	104	2.9%
Net income attributable to common shareholder of Hydro One	233	188	23.9%	599	547	9.5%
Basic and diluted earnings per common share (EPS)	$1,638	$1,869	(12.4%)	$4,211	$5,463	(22.9%)
Net cash from operating activities	535	469	14.1%	1,192	1,182	0.8%
Funds from operations (FFO)[1]	428	434	(1.4%)	1,149	1,195	(3.8%)
Capital investments	422	438	(3.7%)	1,216	1,212	0.3%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,991	22,321	3.0%	21,115	20,895	1.1%
Distribution: Electricity distributed to Hydro One customers (TWh)	6.6	7.1	(7.0%)	19.8	22.5	(12.0%)

					September 30, 2016	December 31, 2015
Debt to capitalization ratio[2]					51.8%	50.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO.
[2]	Debt to capitalization ratio has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder’s equity, including preferred shares but excluding any amounts related to non-controlling interest.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and an approximately 123,000 circuit km low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

Transmission Business – Hydro One’s transmission business accounted for approximately 50% of the Company’s total assets as at September 30, 2016, and approximately 52% of its total revenues, net of purchased power, for the nine months ended September 30, 2016.

Distribution Business – Hydro One’s distribution business accounted for approximately 38% of its total assets as at September 30, 2016 and approximately 48% of its total revenues, net of purchased power, for the nine months ended September 30, 2016.

Other Business – Hydro One’s other business segment accounted for approximately 12% of its total assets as at September 30, 2016 and none of its 2016 revenues.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the quarter ended September 30, 2016 of $233 million is an increase of $45 million or 23.9% from the prior year, principally driven by higher net revenues and lower costs, as the Company continues to focus on enhancing its operations and customer service while recognizing cost efficiencies.

Net income attributable to common shareholder for the year-to-date of $599 million represents an increase of 9.5% principally due to lower costs, while higher revenues in the third quarter partially offset lower revenues experienced in the first part of the year.

Revenues

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission	444	405	9.6%	1,211	1,175	3.1%
Distribution	1,249	1,227	1.8%	3,687	3,801	(3.0%)
Other	—	13	(100.0%)	—	40	(100.0%)

	1,693	1,645	2.9%	4,898	5,016	(2.4%)

Transmission volumes: Average monthly Ontario 60-minute peak demand (MW)	22,991	22,321	3.0%	21,115	20,895	1.1%

Distribution volumes: Electricity distributed to Hydro One customers (TWh)	6.6	7.1	(7.0%)	19.8	22.5	(12.0%)

Transmission Revenues

Transmission revenues increased by 9.6% for the third quarter primarily due to the following:

•	last year, revenues were affected by a regulatory driven reduction of $28 million related to differences between actual and forecast province-wide conservation and demand management savings during 2014, which did not recur in 2016;

•	higher average monthly Ontario 60-minute peak demand mainly due to warmer weather in the third quarter of 2016; and

•	increased Ontario Energy Board (OEB)-approved transmission rates for 2016.

The increase in transmission revenues for the year-to-date of 3.1% was the result of similar factors as noted above, with stronger peak demand in the third quarter offsetting the effect of lower revenues experienced early in the year.

Distribution Revenues

Distribution revenues increased by 1.8% for the third quarter primarily due to the following:

•	higher power costs from generators that are passed on to customers;

•	increased OEB-approved distribution rates for 2016;

•	higher energy consumption resulting from warmer weather in the third quarter of 2016; and

•	increased revenues due to a rate order related to shared-use revenue; partially offset by

•	the divestiture of Hydro One Brampton in August 2015.

Distribution revenues decreased by 3.0% for the year-to-date as a result of the following:

•	lower power costs from generators that are passed on to customers;

•	the divestiture of Hydro One Brampton in August 2015;

•	lower overall energy consumption resulting from a milder winter in 2016; partially offset by

•	increased OEB-approved distribution rates for 2016; and

•	increased revenues due to a rate order related to shared-use revenue.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

Operation, Maintenance and Administration (OM&A) Costs

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission	105	101	4.0%	303	298	1.7%
Distribution	162	153	5.9%	451	487	(7.4%)
Other	(9)	20	(145.0%)	6	49	(87.8%)

	258	274	(5.8%)	760	834	(8.9%)

Transmission OM&A Costs

The increase of 4.0% in transmission OM&A costs for the quarter ended September 30, 2016 was primarily due costs for certain network, carrier management, and engineering services received from Hydro One Telecom in 2016, partially offset by a decrease due to lower activity related to transformer equipment refurbishments and stations maintenance. The increase of 1.7% for the nine months ended September 30, 2016 was the result of similar factors as noted above.

Distribution OM&A Costs

The increase of 5.9% in distribution OM&A costs for the quarter ended September 30, 2016 was primarily due to increased vegetation management volume, partially offset by the divestiture of Hydro One Brampton in August 2015.

The decrease of 7.4% in distribution OM&A costs for the nine months ended September 30, 2016 was primarily due to:

•	decreases in bad debt expense;

•	the divestiture of Hydro One Brampton in August 2015;

•	lower support services costs; and

•	lower costs associated with underground distribution cable locates; partially offset by

•	increased OM&A costs associated with restoring power services as a result of an ice storm in March 2016.

Other OM&A Costs

The decrease in other OM&A costs for the quarter and nine months ended September 30, 2016 was primarily due to decreased costs resulting from the spin-off of Hydro One Telecom to Hydro One Limited in November 2015. Also contributing to the third quarter decrease was a re-allocation of consulting costs, incurred earlier in the year and previously recorded in the Other business segment, to the Transmission and Distribution business segments.

Income Tax Expense

The effective tax rate for the three and nine months ended September 30, 2016 was 15.5% and 15.1%, respectively, compared to 15.6% and 15.5% for the three and nine months ended September 30, 2015, respectively.

During the fourth quarter of 2015, in the course of the sale by the Province of Ontario (Province) of approximately 15% of Hydro One Limited’s common shares, Hydro One exited the Province’s payments in lieu of corporate income taxes regime and transitioned to becoming taxable under the Income Tax Act (Canada). As part of this transition, there was a revaluation of the tax basis of the assets of Hydro One and its subsidiaries to fair market value. This step-up of the tax basis of the Company’s assets resulted in the recording of a $2.6 billion deferred tax asset. The inclusion of this non-cash, non-regulated, deferred tax asset in the consolidated results of the Company during the fourth quarter of 2015 caused certain cash flow metrics including working capital and FFO to become non-comparable, and has the impact of increasing shareholder’s equity, resulting in the consolidated return on equity (ROE) appearing significantly below the ROE allowed by the Regulator for the Company’s transmission and distribution businesses.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of Canadian dollars, except EPS)	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014
Revenues	1,693	1,533	1,672	1,513	1,645	1,563	1,808	1,662
Revenues, net of purchased power	823	730	776	727	789	725	838	769
Net income to common shareholder	233	155	211	132	188	131	228	216
Basic and diluted EPS	$1,638	$1,086	$1,485	$1,036	$1,869	$1,313	$2,281	$2,170

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and distributions to shareholder.

The following table presents the Company’s sources and uses of cash during the three and nine months ended September 30, 2016 and 2015:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2016	2015	2016	2015
Operating activities
Net income	235	195	603	566
Changes in non-cash balances related to operations	104	29	36	(30)
Other	196	245	553	646

	535	469	1,192	1,182

Financing activities
Long-term debt issued	—	—	1,350	350
Long-term debt retired	—	(568)	(450)	(568)
Short-term notes issued (repaid)	170	450	(373)	450
Return of stated capital	(129)	—	(480)	—
Dividends paid	—	(29)	(2)	(88)
Other	(37)	25	(13)	20

	4	(122)	32	164

Investing activities
Capital expenditures	(412)	(425)	(1,195)	(1,191)
Acquisitions	(3)	—	(3)	(58)
Investment in Hydro One Brampton	—	(53)	—	(53)
Other	3	6	13	1

	(412)	(472)	(1,185)	(1,301)

Net change in cash and cash equivalents	127	(125)	39	45

Cash from Operating Activities

Cash from Operating Activities increased by $66 million during the third quarter of 2016 due to higher net income and timing related changes in accounts payable balances, partially offset by increased accounts receivable balances due to higher consumption resulting from warmer weather in the third quarter of 2016, and changes in regulatory variance and deferral accounts that impact revenue.

Cash from Operating Activities increased by $10 million year-to-date due to higher net income, partially offset by changes in regulatory variance and deferral accounts that impact revenue.

Cash from Financing Activities

Cash from Financing Activities increased by $126 million during the third quarter primarily due to a repayment of long-term debt in the third quarter of 2015 compared to no repayments in the third quarter of 2016, partially offset by lower short-term note issuances and a return of stated capital in 2016.

Cash from Financing Activities decreased by $132 million year-to-date primarily due to repayments of short-term notes and a return of stated capital in 2016, partially offset by higher cash proceeds from issuance of long-term debt.

During the nine months ended September 30, 2016, Hydro One issued $1,350 million of long-term debt under its Medium-Term Note (MTN) Program, and repaid $450 million in maturing long-term debt, all in the first quarter. In 2015, $350 million of long-term debt was issued in the second quarter, and $568 million was repaid in the third quarter.

During the third quarter of 2016, Hydro One paid no dividends compared to dividends totalling $29 million paid during the third quarter of 2015 ($25 million of common share dividends and $4 million of preferred share dividends). In addition, during the third quarter of 2016, Hydro One made a return of stated capital in the amount of $129 million.

During the nine months ended September 30, 2016, Hydro One paid dividends in the amount of $2 million ($2 million of common share dividends), compared to dividends totalling $88 million paid during the nine months ended September 30, 2015 ($75 million of common share dividends and $13 million of preferred share dividends). In addition, during the nine months ended September 30, 2016, Hydro One made a return of stated capital in the amount of $480 million.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

Cash from Investing Activities

Cash used in Investing Activities decreased by $60 million during the third quarter primarily due to investment made in Hydro One Brampton prior to its divestiture to the Province in the third quarter of 2015.

Cash used in Investing Activities decreased by $116 million year-to-date primarily due to cash paid for the acquisition of Haldimand Hydro in the second quarter of 2015, as well as investment made in Hydro One Brampton in the third quarter of 2015 as noted above.

CAPITAL INVESTMENTS

The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2016 and 2015:

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission
Sustaining	183	181	1.1%	551	543	1.5%
Development	44	43	2.3%	124	116	6.9%
Other	14	23	(39.1%)	39	33	18.2%

	241	247	(2.4%)	714	692	3.2%

Distribution
Sustaining	93	98	(5.1%)	290	291	(0.3%)
Development	61	59	3.4%	152	160	(5.0%)
Other	27	32	(15.6%)	60	62	(3.2%)

	181	189	(4.2%)	502	513	(2.1%)

Other	—	2	(100.0%)	—	7	(100.0%)

Total capital investments	422	438	(3.7%)	1,216	1,212	0.3%

Transmission Capital Investments

Transmission capital investments decreased by 2.4% during the third quarter of 2016. Principal impacts on the levels of capital investments for the quarter included:

•	the substantial completion of certain major local area supply development projects, such as the Guelph Area Transmission Refurbishment;

•	a lower volume of demand work associated with fewer equipment failures and lower volumes of spare transformer equipment purchases; and

•	decreased investments in certain system enhancement projects, primarily due to completion of certain projects in 2015 and timing of other project work; partially offset by

•	an increased volume of work on overhead line refurbishments and insulator replacements; and

•	an increased volume of integrated station component replacements to sustain certain aging assets at transmission stations.

Transmission capital investments increased by 3.2% year-to-date. Principal impacts on the levels of capital investments included:

•	continued work on major local area supply and inter-area network development projects, such as the Holland Transmission Station, Toronto Midtown Transmission Reinforcement, and Clarington Transmission Station projects;

•	an increased volume of work on overhead line refurbishments and insulator replacements;

•	an increased volume of integrated station component replacements to sustain certain aging assets at transmission stations; and

•	increased investments related to information technology equipment, upgrade and enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools and IT investments related to customer programs; partially offset by

•	decreased investments in certain system enhancement projects, primarily due to completion of certain projects last year and timing of other project work;

•	the substantial completion of certain major local area supply development projects, such as the Guelph Area Transmission Refurbishment; and

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

•	a lower volume of demand work associated with fewer equipment failures and lower volume of spare transformer equipment purchases to ensure readiness for unplanned replacements.

Distribution Capital Investments

Transmission capital investments decreased by 4.2% during the third quarter of 2016. Principal impacts on the levels of capital investments for the quarter included:

•	reduced capital expenditures due to the divestiture of Hydro One Brampton in August 2015;

•	a lower volume of work within station refurbishment programs and lower volume of spare transformer purchases; and

•	lower volumes of work on the Joint Use and Relocations program, which enables certain of Hydro One’s assets to be jointly used by the telecommunications and cable television industries, as well as relocation of poles, conductors and other equipment as required by municipal and provincial road authorities; partially offset by

•	increased investments related to information technology equipment, upgrade and enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools and IT investments related to customer programs.

The decrease of 2.1% in distribution capital investments year-to-date was the result of similar factors as noted above. In addition, increased storm restoration work mainly as a result of an ice storm in March 2016, partially offset the overall decrease in distribution capital investments during the year-to-date period.

Major Transmission Projects

The following table summarizes the status of significant transmission projects as at September 30, 2016:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date

Development Projects:

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	September 2016[1]	$103 million[1]	$83 million

Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	December 2016	$123 million	$110 million

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$73 million	$11 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$297 million	$180 million

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	To be determined	To be determined	—

East-West Tie Station Expansion	Northern Ontario	Station expansion	2020	$166 million	—

Sustainment Projects:

Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$77 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$102 million	$60 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2020	$95 million	$10 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2021	$93 million	$13 million

[1]	Major portions of the project were completed and placed in-service in September 2016. Work on certain minor portions of the project continues in the fourth quarter of 2016. Total forecasted cost for the project is $87 million.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At September 30, 2016, Hydro One had $1,118 million in commercial paper borrowings outstanding, compared to $1,491 million outstanding at December 31, 2015. In addition, the Company has a $2.3 billion revolving bank credit facility maturing in 2021. The Company may use the credit facility for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facility and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At September 30, 2016, the Company had long-term debt in the principal amount of $9,623 million. At September 30, 2016, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 was $3.5 billion, with $2,150 million remaining available for issuance until January 2018. The long-term debt consists of

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015 notes and debentures that mature between 2016 and 2064, and at September 30, 2016, had an average term to maturity of approximately 16.2 years and a weighted average coupon of 4.4%.

At September 30, 2016, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

At September 30, 2016, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service	Prime-2	A3
Standard & Poor’s Rating Services	A-1	A

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

September 30, 2016 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	9,623	50	1,578	1,150	6,845
Long-term debt – interest payments	7,673	423	788	713	5,749
Short-term notes payable	1,118	1,118	—	—	—
Pension contributions[1]	249	112	137	—	—
Environmental and asset retirement obligations	233	25	54	62	92
Outsourcing agreements	384	140	207	27	10
Operating lease commitments	35	10	13	10	2
Long-term software/meter agreement	77	16	34	22	5

Total contractual obligations	19,392	1,894	2,811	1,984	12,703

Other commercial commitments (by year of expiry)
Credit facilities[2]	2,300	—	—	2,300	—
Letters of credit[3]	148	148	—	—	—
Guarantees[4]	330	330	—	—	—

Total other commercial commitments	2,778	478	—	2,300	—

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2016, 2017 and 2018 minimum pension contributions are based on an actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings.
[2]	On August 15, 2016, Hydro One terminated its credit facilities totalling $2.3 billion maturing in June 2020 and October 2018, and entered into a new $2.3 billion credit facility maturing in June 2021.
[3]	Letters of credit consist of a $139 million letter of credit related to retirement compensation arrangements, and a $9 million letter of credit provided to the Independent Electricity System Operator (IESO) as prudential support.
[4]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

REGULATION

Hydro One Networks – 2017-2018 Transmission Rate Application

On May 31, 2016, Hydro One Networks filed a cost-of-service application with the OEB for 2017 and 2018 transmission rates. The application seeks approval of rate base of $10,554 million for 2017 and $11,226 million for 2018, and reflects an allowed ROE of 9.19% for each year. The application also lays out a planned transmission capital investment program for the five year period ending on December 31, 2021, with investments in capital spending primarily to address reliability, safety and customer needs, in a cost effective manner. Management estimates that a decision could be received in the first quarter of 2017, and that new rates would be effective on January 1, 2017. Future transmission rate applications are anticipated to be filed under the OEB’s incentive-based regulatory framework.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

Updated 2017 Deemed ROE

Cost of capital parameters, based upon current market rates and spreads, are updated annually by the OEB, including the allowed ROE for use in rate applications. On October 27, 2016, the OEB issued updated cost of capital parameters for rates effective in 2017, including an updated 2017 ROE of 8.78%, compared to the 2016 allowed ROE of 9.19%.

OEB Pension and Other Post-Employment Benefits (OPEB) Generic Hearing

In 2015, the OEB began a consultation process to examine pensions and OPEBs in rate-regulated utilities, with the objectives of developing standard principles to guide its review of pension and OPEB related costs in the future, and to establish specific requirements for applications and appropriate and consistent regulatory mechanisms for cost recovery. Hydro One and other stakeholders filed written submissions with respect to initial OEB questions intended to solicit views on the key issues of interest to the OEB. Following a stakeholder forum in July 2016, updated written submissions were filed with the OEB in September 2016. It is anticipated that subsequent to the OEB’s review of the updated written submissions, the OEB will outline principles to guide its review of pension and OPEB related costs in the future, and provide further guidance on application requirements and regulatory mechanisms for cost recovery.

OTHER DEVELOPMENTS

Integration of Haldimand Hydro and Woodstock Hydro

In 2015, the Company acquired Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies. In September 2016, the Company successfully completed the integration of both entities, including the integration of employees, customer and billing information, business processes, and operations.

Orillia Power Purchase Agreement

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB.

Acquisition of Great Lakes Power

On October 31, 2016, following receipt in October of regulatory approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power Transmission LP (Great Lakes Power), an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness.

Share-based Compensation – Long-term Incentive Plan

During 2016, the Hydro One Limited granted awards under the Long-term Incentive Plan, consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited shares, as follows:

	Number of PSUs	Number of RSUs
Awards granted during three months ended March 31, 2016	122,390	147,390
Awards granted during three months ended September 30, 2016	103,270	101,820

Total awards outstanding at September 30, 2016	225,660	249,210

Pension Plan

In June 2016, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2015. Based on this valuation and projected levels of pensionable earnings, the estimated total employer annual pension contributions for 2016, 2017 and 2018 are approximately $108 million, $105 million and $102 million, respectively. The estimated 2016 annual employer contributions have decreased by approximately $72 million from $180 million based on improvements in the funded status of the plan and future actuarial assumptions, and also reflect the impact of changes implemented by management to improve the balance between employee and Company contributions to the Pension Plan. The updated actuarial valuation resulted in $6 million and $21 million decreases in revenue for the three and nine months ended September 30, 2016, respectively, with corresponding decreases in OM&A costs, as the lower pension contributions will be returned to customers through the pension cost variance deferral account in future rate applications.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

NON-GAAP MEASURES

Funds from Operations (FFO)

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholder. As such, this measure provides a consistent measure of the cash generating performance of the Company’s assets.

The following table presents the reconciliation of net cash from operating activities to FFO:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2016	2015	2016	2015
Net cash from operating activities	535	469	1,192	1,182
Changes in non-cash balances related to operations	(104)	(29)	(36)	30
Preferred share dividends	—	(4)	—	(13)
Distributions to noncontrolling interest	(3)	(2)	(7)	(4)

FFO	428	434	1,149	1,195

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2016:

Related Party		Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	Transaction	2016	2015	2016	2015
Province[1]	Dividends paid	—	29	—	88
IESO	Power purchased	460	491	1,505	1,753
	Revenues for transmission services	434	430	1,185	1,198
	Distribution revenues related to rural rate protection	31	31	94	95
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	24	24
	Funding received related to Conservation and Demand Management programs	15	26	39	49
OPG	Power purchased	1	2	4	10
	Revenues related to provision of construction and equipment maintenance services	2	2	3	5
	Costs expensed related to the purchase of services	—	—	1	1
OEFC	Payments in lieu of corporate income taxes	—	15	—	47
	Power purchased from power contracts administered by the OEFC	—	1	1	5
	Indemnification fee paid (terminated effective October 31, 2015)	–	—	—	5
OEB	OEB fees	2	4	9	10
Hydro One Brampton[1]	Revenues from management, administrative and smart meter network services	—	—	2	—
Hydro One Limited	Return of stated capital	129	—	480	—
	Dividends paid	—	—	2	—
	Stock-based compensation costs	7	—	18	—
	IPO costs subsequently reimbursed by Hydro One Limited[2]	—	3	—	3
Hydro One Telecom	Services received – costs expensed	6	—	19	—
	Services received – costs capitalized	3	—	9	—

[1]	On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton, to the Province.
[2]	During the three and nine months ended September 30, 2015, Hydro One incurred certain IPO related expenses totalling $3 million, which were subsequently reimbursed to the Company by Hydro One Limited.

At September 30, 2016, the amounts due from and due to related parties as a result of the transactions described above were $226 million and $133 million, compared to $184 million and $142 million at December 31, 2015, respectively. At

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

September 30, 2016, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $30 million, compared to $134 million at December 31, 2015.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Hydro One’s internal controls over financial reporting during the nine months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One
2015-03	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively.
2015-17	November 2015	All deferred tax assets and liabilities are required to be classified as noncurrent on the balance sheet.	January 1, 2017	To simplify reporting, this ASU was early adopted as of April 1, 2016 and applied prospectively. As a result, the current portions of the Company’s deferred income tax assets are reclassified as noncurrent assets on the consolidated Balance Sheet. Prior periods were not retrospectively adjusted.

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. An exemption election is available for short-term leases.	January 1, 2019	Under assessment
2016-09	March 2016	This guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	Under assessment
2016-10	April 2016	This guidance clarifies the identification of performance obligations and the implementation of the licensing guidance with respect to revenue from contracts with customers.	January 1, 2018	Under assessment
2016-12	May 2016	This guidance aims to simplify the transition to the new standard on accounting for revenue from contracts with customers (ASU 2014-09) and to clarify certain aspects of the new standard.	January 1, 2018	Under assessment
2016-15	August 2016	The amendments provide guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice.	January 1, 2018	Under assessment

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements regarding the Company’s liquidity and capital resources and

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015 operational requirements; statements about the standby credit facilities; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements related to credit ratings; statements regarding ongoing and planned projects and/or initiatives, including expected results and completion dates; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions and valuations; statements about non-GAAP measures; statements regarding recent accounting-related guidance; expectations related to tax impacts; and statements related to the Company’s acquisitions, including statements about Great Lakes Power and Orillia Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2016 and 2015

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2015 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.